UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             -----------------------

                          GT INTERACTIVE SOFTWARE CORP.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    36236E109
                                 (CUSIP Number)

                                 William E. Ford
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                November 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

36236E109                                                                      2

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        19,261,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          19,261,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,261,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                                      3

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 16, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        19,261,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          19,261,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,261,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                                      4

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 19, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        19,261,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          19,261,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,261,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                                      5

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        19,261,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          19,261,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,261,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                                      6

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 54, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        19,261,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          19,261,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,261,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                                      7

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        19,261,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          19,261,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,261,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.7%

14        TYPE OF REPORTING PERSON

          PN

36236E109                                                                      8

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        19,261,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          19,261,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,261,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.7%

14        TYPE OF REPORTING PERSON

          PN

36236E109                                                                      9

                         AMENDMENT NO. 1 TO SCHEDULE 13D


         This Amendment No. 2 (this "Amendment No. 2") to Schedule 13D (the "Original 13D") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 4, 1999, as amended by Amendment No. 1 thereto, dated as of August 9, 1999 ("Amendment No. 1"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of GT Interactive Software Corp., a Delaware corporation (the "Company").

         Item 1. Security and Issuer.

         This Amendment No. 2 relates to the shares of Common Stock of the Company. The address of the principal executive offices of the Company is 417 Fifth Avenue, New York, New York 10016. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

         Item 2. Identity and Background.

         Unchanged.

         Item 3. Source and Amount of Funds or Other Consideration.

         This Amendment No. 2 is being filed as a result of a recent acquisition of Additional Warrants (as defined in Item 5(c) below) to purchase shares of Common Stock. As more fully described in Item 5(c) below, the Additional Warrants were acquired on November 1, 1999 pursuant to an adjustment provision of the Warrant Agreement (as defined in Item 5(c) below).

36236E109                                                                     10


In the event that the Additional Warrants are exercised, the source of the funds to be used for the exercise of such Additional Warrants shall be contributions from the partners of GAP 54 and GAPCO II.

         Item 4. Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons acquired the Additional Warrants for investment purposes. The Reporting Persons may dispose of some or all of the shares of Common Stock or Preferred Stock, Warrants, Options or outstanding subordinated debt of the Company owned by them; provided that the Reporting Persons may also acquire additional shares of Common Stock upon exercise of the Warrants or the Options or otherwise or convert shares of Preferred Stock into shares of Common Stock. In addition, as described in Item 5(c) below, the Reporting Persons may acquire Additional Warrants (as defined in Item 5(c) below) upon the occurrence of future Triggering Events (as defined in Item 5(c) below). Except as described in this Item 4 or in Item 5(c) below, none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

36236E109                                                                     11


         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP 16, GAP 19, GAP II and GAPCO each owns of record no shares of Common Stock, 4,184,545 shares of Common Stock, 2,092,373 shares of Common Stock, 504,000 shares of Common Stock and 647,707 shares of Common Stock, respectively, or 0%, 4.9%, 2.5%, 0.6% and 0.8%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of the date hereof, (i) GAP 54 owns (x) shares of Preferred Stock convertible into 4,897,440 shares of Common Stock or 5.8% of the Company's issued and outstanding shares of Common Stock, (y) Warrants and Additional Warrants to purchase 3,673,080 shares of Common Stock or 4.3% of the Company's issued and outstanding shares of Common Stock and (z) Options to purchase 1,088,320 shares of Common Stock or 1.3% of the Company's issued and outstanding shares of Common Stock and (ii) GAPCO II owns (x) shares of Preferred Stock convertible into 1,102,560 shares of Common Stock or 1.3% of the Company's issued and outstanding shares of Common Stock, (y) Warrants and Additional Warrants to purchase 826,920 shares of Common Stock or 1.0% of the Company's issued and outstanding shares of Common Stock and (z) Options to purchase 245,013 shares of Common Stock or 0.3% of the Company's issued and outstanding shares of Common Stock. Accordingly, on an as converted and exercised basis, GAP 54 owns 9,658,840 shares of Common Stock or 11.4% of the Company's issued and outstanding shares of Common Stock and GAPCO II owns 2,174,493 shares of Common Stock or 2.6% of the Company's issued and outstanding shares of Common Stock.

36236E109                                                                     12


                  By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 16, GAP 19, GAP II and GAP 54, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each of the Reporting Persons. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 19,261,858 shares of Common Stock or 22.7% of the Company's issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 19,261,858 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) On June 29, 1999, pursuant to the Warrant Agreement, dated as of June 29, 1999 (the "Warrant Agreement"), among the Company, GAP 54, GAPCO II, Joseph J. Cayre, Kenneth Cayre and Stanley Cayre, which Warrant Agreement is attached as Exhibit 1 to Amendment No. 1, the Company issued to GAP 54, Warrants to purchase, at an exercise price equal to $.01 per share, 408,120 shares of Common Stock, and to GAPCO II, warrants to purchase, at an exercise price equal to $.01 per share, 91,880 shares of Common Stock, in consideration of the execution by GAP 54 and GAPCO II of the Commitment Letter, dated June 29, 1999 (the "Commitment Letter"), among the Company, First Union National Bank, as Administrative Agent, GAP 54, GAPCO II and the other parties thereto. Pursuant to the Commitment Letter, GAP 54 and GAPCO II agreed to make on July 30, 1999, on an aggregate basis, a $20 million unsecured subordinated loan to the Company.

36236E109                                                                     13


                  Pursuant to the Warrant Agreement, the aggregate number of warrants automatically increased or increases, as the case may be, by the following number of warrants (the "Additional Warrants") on the following dates upon the occurrence of the following events (the "Triggering Events"): (i) 1,500,000 on July 30, 1999 if the parties to the Warrant Agreement make the subordinated loans under the Commitment Letter, (ii) 2,500,000 on November 1, 1999 if the Company has not executed on or prior to October 31, 1999, an agreement (a "Sale Agreement") relating to a recapitalization, reorganization, merger, sale or other business combination transaction after the consummation of which the stockholders of the Company do not hold at least a majority of the voting power of the surviving person, (iii) 2,500,000 on the date of termination of such Sale Agreement if the Company enters into such an agreement on or prior to October 31, 1999, but such Sale Agreement thereafter terminates for any reason, (iv) 3,000,000 on February 29, 2000 if the Company has not closed the transactions contemplated by the Sale Agreement on or prior to February 28, 2000 and repaid in full the subordinated loans made pursuant to the Commitment Letter, and (v) 3,000,000 on June 30, 2000 and the last day of each fiscal quarter thereafter if the Company has not repaid in full during such quarter the subordinated loans made pursuant to the Commitment Letter. The Additional Warrants have an exercise price of $.01 per share. The Additional Warrants will be allocated among GAP 54, GAPCO II and the other parties making the subordinated loans as agreed upon by GAP 54, GAPCO II and such other parties.

36236E109                                                                     14


                  As the Triggering Event described in clause (ii) of the immediately preceding paragraph has occurred, the Company issued to GAP 54, 2,040,600 Additional Warrants to purchase shares of Common Stock and to GAPCO II, 459,400 Additional Warrants to purchase shares of Common Stock. The Warrants issued by the Company to GAP 54 and GAPCO II on June 29, 1999 and the Additional Warrants issued by the Company to GAP 54 and GAPCO II on July 29, 1999 and November 1, 1999 are referred to in this Amendment as the "Warrants". The Warrants are exercisable at any time, provided that they expire on June 29, 2004.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e) Not Applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

         As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and GAP is the partner authorized and empowered to vote and dispose of the securities held by GAP 16, GAP 19, GAP II and GAP 54. Accordingly, GAP and any of the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock, the conversion of the Company's shares of Preferred Stock, the exercise of the Warrants and the Options and such other action taken on behalf of the Reporting Persons with respect to the Company's shares

36236E109                                                                     15


of Common Stock or Preferred Stock as they deem to be in the collective interest of the Reporting Persons.

         As described in Item 5(c) above, GAP 54 and GAPCO II are parties to (i) the Warrant Agreement pursuant to which GAP 54 and GAPCO were granted the Warrants and may receive Additional Warrants and (ii) the Letter Agreement and the Option Agreement pursuant to which GAP 54 and GAPCO II were granted the Options (as described in Amendment No. 1).

         Item 7. Materials to be Filed as Exhibits.

                 Exhibit 1: Incorporate by reference the Warrant Agreement, dated as of June 29, 1999, among the Company, GAP 54, GAPCO II and the other parties named therein filed as Exhibit 1 to Amendment No. 1.

                 Exhibit 2: Incorporate by reference the Letter Agreement,
                            dated June 29, 1999, among GAP 54, GAPCO II, Joseph
                            J. Cayre, Kenneth Cayre and Stanley Cayre filed as
                            Exhibit 2 to Amendment No. 1.

                 Exhibit 3: Incorporate by reference the power of attorney
                            for GAP filed as Exhibit 5 to the Original 13D, which provides Thomas J. Murphy with the requisite power and authority to sign this Amendment No. 2 on behalf of GAP.

                 Exhibit 4: Incorporate by reference the power of attorney
                            for GAPCO filed as Exhibit 5 to the Original 13D, which provides Thomas J. Murphy with the requisite power and authority to sign this Amendment No. 2 on behalf of GAPCO.

                 Exhibit 5: Power of attorney, dated as of December 30, 1998, providing Thomas J. Murphy with the requisite power and authority to sign this Amendment No. 2 on behalf of GAPCO II.

36236E109                                                                     16

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated as of November 7, 1999.

                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 16, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GENERAL ATLANTIC PARTNERS 19, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS II, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 54, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS II, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact